UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $.0001 par value

____________________________________________________________________________________

(Title of Class of Securities)

15100K201

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2007

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,336 Shares
	8	SHARED VOTING POWER 3,416,375 Shares
	9	SOLE DISPOSITIVE POWER 73,336 Shares
	10	SHARED DISPOSITIVE POWER 3,416,375 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,375 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.89%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 3,343,039 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 3,343,039 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,343,039 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.57%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

    This Amendment No. 2 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value ("Common Stock"), of Chelsea Therapeutics International, Ltd. (the "Company"). The address of the Company is 13950 Ballantyne Corporate Place, Unit 325, Charlotte, North Carolina 28277. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

Item 3. Source and Amount of Funds or Other Consideration

    Acting on behalf of ECH, Austin purchased from March 23, 2007 to May 24, 2007 a total of 280,821 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,520,082.30. The primary source of funds for these purchases was existing funds of ECH.

    Acting on behalf of the Jackson Austin Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from April 12, 2007 to May 18, 2007 a total of 300 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of 1,657.02. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Mary Kathleen Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from April 12, 2007 to May 18, 2007 a total of 1,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $5,696.16. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from March 26, 2007 to May 18, 2007 a total of 46,836 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $258,328.60. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Anna Lake Elias Trust, in his capacity as Trustee, Austin purchased on May 18, 2007 a total of 300 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,620. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Josiah Zane Sylvester 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased on May 18, 2007 a total of 200 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,080. The primary source of funds for these purchases was existing funds of the Trust.

    All dollar amounts are in U.S. dollars.

Item 5.     Interest in Securities of the Issuer

        (a)     Austin is the beneficial owner of 3,416,375 shares of Common Stock (which is 14.89% based on 22,387,006 shares outstanding as of May 8, 2007, as reported on the Company's 10-Q filed on May 9, 2007), in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 3,343,039 shares of Common Stock (which is 14.57% based on 22,387,006 shares outstanding as of May 8, 2007, as reported on the Company's 10-Q filed on May 9, 2007). The total number of shares beneficially owned by Austin, as sole Managing Member of ECH, and by ECH directly include 550,614 shares of Common Stock that may be acquired through the exercise of various warrants.

        (b)     As Trustee of the Trusts, Austin has the sole power to vote or to dispose or direct the disposition of 73,336 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 3,343,039 shares of Common Stock.

        (c)     No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions. Where applicable, prices do not include brokerage fees.
Security	Reporting Person	Sale/Purchase	Date	Quantity	Price Per Unit
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	3/26/2007	6,000	5.875
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	3/27/2007	2,000	5.5524
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	3/28/2007	6,000	5.51
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	3/29/2007	9,000	5.3532
Common Stock	Austin, on behalf of ECH	Purchase	4/2/2007	400	5.35
Common Stock	Austin, on behalf of ECH	Purchase	4/2/2007	6,000	5.55
Common Stock	Austin, on behalf of ECH	Purchase	4/3/2007	3,000	5.49
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	4/3/2007	5,000	5.51
Common Stock	Austin, on behalf of ECH	Purchase	4/12/2007	7,799	5.7702
Common Stock	Austin, on behalf of Mary Kathleen Lowery 2006 Grandchild Gift Trust	Purchase	4/12/2007	800	5.7702
Common Stock	Austin, on behalf of Jackson Austin Lowery 2006 Grandchild Gift Trust	Purchase	4/12/2007	100	5.7702
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	4/24/2007	18,000	5.4817
Common Stock	Austin, on behalf of ECH	Purchase	4/27/2007	16,611	5.5977
Common Stock	Austin, on behalf of ECH	Purchase	4/30/2007	2,850	5.75
Common Stock	Austin, on behalf of ECH	Purchase	5/1/2007	20,000	5.63
Common Stock	Austin, on behalf of ECH	Purchase	5/3/2007	9,300	5.5132
Common Stock	Austin, on behalf of ECH	Purchase	5/8/2007	6,416	5.4857
Common Stock	Austin, on behalf of ECH	Purchase	5/9/2007	16,700	5.40
Common Stock	Austin, on behalf of ECH	Purchase	5/10/2007	20,000	5.3975
Common Stock	Austin, on behalf of ECH	Purchase	5/10/2007	6,234	5.3471
Common Stock	Austin, on behalf of ECH	Purchase	5/11/2007	20,000	5.3718
Common Stock	Austin, on behalf of ECH	Purchase	5/14/2007	20,635	5.3769
Common Stock	Austin, on behalf of ECH	Purchase	5/14/2007	8,000	5.2903
Common Stock	Austin, on behalf of ECH	Purchase	5/15/2007	4,300	5.2835
Common Stock	Austin, on behalf of ECH	Purchase	5/15/2007	11,448	5.184
Common Stock	Austin, on behalf of ECH	Purchase	5/16/2007	12,500	5.1636
Common Stock	Austin, on behalf of ECH	Purchase	5/16/2007	600	5.075
Common Stock	Austin, on behalf of ECH	Purchase	5/17/2007	13,000	5.366
Common Stock	Austin, on behalf of ECH	Purchase	5/17/2007	300	5.33
Common Stock	Austin, on behalf of Mary Kathleen Lowery 2006 Grandchild Gift Trust	Purchase	5/18/2007	200	5.40
Common Stock	Austin, on behalf of Anna Lake Elias Trust	Purchase	5/18/2007	300	5.40
Common Stock	Austin, on behalf of Josiah Zane Sylvester 2006 Grandchild Gift Trust	Purchase	5/18/2007	200	5.40
Common Stock	Austin, on behalf of Jackson Austin Lowery 2006 Grandchild Gift Trust	Purchase	5/18/2007	200	5.40
Common Stock	Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	5/18/2007	836	5.40
Common Stock	Austin, on behalf of ECH	Purchase	5/21/2007	12,200	5.40
Common Stock	Austin, on behalf of ECH	Purchase	5/22/2007	2,600	5.29
Common Stock	Austin, on behalf of ECH	Purchase	5/22/2007	27,513	5.3462
Common Stock	Austin, on behalf of ECH	Purchase	5/23/2007	3	5.29
Common Stock	Austin, on behalf of ECH	Purchase	5/24/2007	15,000	5.35
Common Stock	Austin, on behalf of ECH	Purchase	5/24/2007	4,512	5.202

All purchases were made in a broker's transaction in the open market.

        (d)     No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

        (e)     Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: May 25, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH